Total assets	Most Recent Fiscal Year-end(2022)	746,041
	Prior Fiscal Year-end(2021)	1,585,639

Cash and Cash equivalents	Most Recent Fiscal Year-end(2022)	714,658
	Prior Fiscal Year-end(2021)	1,573,011

Accounts Receivable	Most Recent Fiscal Year-end(2022)	12,330
	Prior Fiscal Year-end(2021)	-

Short-term Debt	Most Recent Fiscal Year-end(2022)	8,150
	Prior Fiscal Year-end(2021)	8,150

Long-term Debt	Most Recent Fiscal Year-end(2022)	5,445,356
	Prior Fiscal Year-end(2021)	5,206,277

Revenues/Sales	Most Recent Fiscal Year-end(2022)	41,315
	Prior Fiscal Year-end(2021)	19,077

Cost of Goods Sold	Most Recent Fiscal Year-end(2022)	30,766
	Prior Fiscal Year-end(2021)	141,621

Taxes paid	Most Recent Fiscal Year-end(2022)	2,882
	Prior Fiscal Year-end(2021)	1,518

Net income	Most Recent Fiscal Year-end(2022)	(1,813,894)
	Prior Fiscal Year-end(2021)	(807,882)

Other Current Liabilities

Convertible Notes and SBA Loan with Interest accrued

Vyrill, Inc
Balance Sheet
As of December 31, 2021

	Dec 2021
ASSETS	
Current Assets	
Bank Accounts	
1050 SVB _ Analysis Checking 7301	1,571,973
1070 Paypal	1,038
Total Bank Accounts	**1,573,011**
Accounts Receivable	
1100 Accounts Receivables	-
Total Accounts Receivable	**-**
Other Current Assets	
1200 Other Receivables	-
1320 Inventory Assets	-
1322 Advance to Employee	6,517
1350 Rent Deposit	-
1400 Prepaid Expense	4,755
SBA Clearing account	-
1510 Payroll expense	-
Total SBA Clearing account	**-**
Total Other Current Assets	**11,272**
Total Current Assets	**1,584,282**
Fixed Assets	
1610 Computer Equipment	-
1611 Computer Equipment - Orig cost	4,614
1612 Computer Equipment - Accum Depr	(3,257)
Total 1610 Computer Equipment	**1,357**
Total Fixed Assets	**1,357**
TOTAL ASSETS	**1,585,639**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	934,816
Total Accounts Payable	**934,816**
Credit Cards	
2120 Brex Credit Card	-
Total Credit Cards	**-**
Other Current Liabilities	
2200 Accrued Liabilities	18,737
2300 Payroll Liabilities	3,870
2305 Health Insurance Payable	-
2350 Payable to Employee	-
2360 Accrued Salary	95,052
2500 Short Term Loan	8,150

2700 Deferred Revenue	-
Total Other Current Liabilities	**125,809**
Total Current Liabilities	**1,060,626**
Long-Term Liabilities	
2140 Convertible Notes	4,894,456
2150 Accrued Interest on Convertible notes	299,207
Total 2140 Convertible Notes	**5,193,663**
2180 Other Long Term Liabilities	-
2185 SBA Loan Payable	12,300
2190 Interest accrued on SBA loan	314
Total 2180 Other Long Term Liabilities	**12,614**
Total Long-Term Liabilities	**5,206,277**
Total Liabilities	**6,266,902**
Equity	
3010 Common Stock	439
3040 SAFE	100,000
3050 Treasury Stock	(42)
3100 Additional Paidup Capital	36,369
3300 Issuance Cost	(1,185)
3320 Retained Earnings	(4,008,963)
Net Income	(807,882)
Total Equity	**(4,681,263)**
TOTAL LIABILITIES AND EQUITY	**1,585,639**

Vyrill, Inc
Balance Sheet
As of December 31, 2022

	Dec 2022
ASSETS	
Current Assets	
Bank Accounts	
1050 SVB _ Analysis Checking 7301	-
1060 SVB_Checking (7301)	713,328
1070 Paypal	1,040
1072 Bill.com Money Out Clearing	-
1075 Shopify	289
Total Bank Accounts	**714,658**
Accounts Receivable	
1100 Accounts Receivables	12,330
Total Accounts Receivable	**12,330**
Other Current Assets	
1200 Other Receivables	-
1320 Inventory Assets	-
1322 Advance to Employee	6,517
1323 Advance to Vendor	1,440
1350 Rent Deposit	-
1400 Prepaid Expense	7,367
1410 Unbilled Revenue	-
SBA Clearing account	-
1510 Payroll expense	-
Total SBA Clearing account	**-**
Total Other Current Assets	**15,324**
Total Current Assets	**742,311**
Fixed Assets	
1610 Computer Equipment	-
1611 Computer Equipment - Orig cost	8,092
1612 Computer Equipment - Accum Depr	(4,362)
Total 1610 Computer Equipment	**3,730**
Total Fixed Assets	**3,730**
TOTAL ASSETS	**746,041**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	1,000,281
Total Accounts Payable	**1,000,281**
Credit Cards	
2120 Brex Credit Card	-
Total Credit Cards	**-**
Other Current Liabilities	
2200 Accrued Liabilities	171,472

2300 Payroll Liabilities	126
2305 Health Insurance Payable	-
2350 Payable to Employee	-
2360 Accrued Salary	88,606
2500 Short Term Loan	8,150
2700 Deferred Revenue	1,015
2800 Other Payables	1,192
Total Other Current Liabilities	**270,560**
Total Current Liabilities	**1,270,842**
Long-Term Liabilities	
2140 Convertible Notes	4,990,956
2150 Accrued Interest on Convertible notes	452,418
Total 2140 Convertible Notes	**5,443,375**
2180 Other Long Term Liabilities	-
2185 SBA Loan Payable	1,404
2190 Interest accrued on SBA loan	578
Total 2180 Other Long Term Liabilities	**1,981**
Total Long-Term Liabilities	**5,445,356**
Total Liabilities	**6,716,198**
Equity	
3010 Common Stock	439
3040 SAFE	625,000
3050 Treasury Stock	(42)
3100 Additional Paidup Capital	36,369
3300 Issuance Cost	(1,185)
3320 Retained Earnings	(4,816,844)
Net Income	(1,813,894)
Total Equity	**(5,970,157)**
TOTAL LIABILITIES AND EQUITY	**746,041**

Vyrill, Inc
Income Statement
January - December 2021

	YTD 2021
Income	
4000 Revenue	-
4070 Sales	19,077
Total 4000 Revenue	**19,077**
Total Income	**19,077**
Cost of Goods Sold	
5010 Hosted Servers & Bandwidth	111,132
5030 Cost of Professional Services	28,200
5040 Payroll Taxes on Professional Sevices	2,289
Total Cost of Goods Sold	**141,621**
Gross Profit	**(122,544)**
Expenses	
6000 Payroll Expenses	-
6110 Gross Salaries	178,612
6140 Payroll Taxes	12,530
6150 Benefits	149
6160 Worker's Compensation	575
6170 Health Insurance	7,416
6210 Payroll Fees	670
6230 Recruiting	11,689
Total 6000 Payroll Expenses	**211,640**
7200 Facilities	-
7210 Computer Supplies & SW	248
7215 Email and Document Sharing	749
7225 Telephone & Internet Access	3,149
7270 Office Supplies	719
7280 Postage and Delivery	144
Total 7200 Facilities	**5,010**
7300 Travel & Entertainment	-
7330 Ground Transportation	4,579
7340 Meals and Entertainment	6,728
7350 Parking	336
7360 Airfare	451
7370 Hotel	1,763
Total 7300 Travel & Entertainment	**13,857**
7400 Professional Fees	-
7410 Accounting Fees	8,986
7415 Tax Filing Fees	850
7420 Legal Fees	23,206
7460 Software Development Services	93,935
7465 Website Development Services	14,220
7470 Other professional Fees	4,565
7480 Consultants & Contractors	99,344

7495 R&D - Contractors	213,519
Total 7400 Professional Fees	**458,624**
7500 Marketing	-
7520 Marketing Services	9,975
7540 Public Relations	1,997
7550 Conferences & Seminars	14,596
7560 Promotional Material	129
7570 Marketing Contractor	32,325
Total 7500 Marketing	**59,022**
7600 Administrative Expenses	-
7610 Bank Service Charges	94
7630 Software Services	16,935
7635 Referral	61
7660 Miscellaneous Expense	-
7690 Paypal Fees	42
7691 Gift Card	1,010
Total 7600 Administrative Expenses	**18,142**
7900 Depreciation Expense	549
7920 Interest Expense	114,359
7990 Taxes	268
Total Expenses	**881,470**
Net Operating Income	**(1,004,014)**
Other Income	
8050 Other Income	5,000
8060 Debt forgiveness	194,393
Total Other Income	**199,393**
Other Expenses	
9000 Other Expenses	-
9010 Interest expense (1% per annum)	903
9020 State Taxes	1,250
Total 9000 Other Expenses	**2,153**
9040 Loss on Sale of Asset	1,107
Total Other Expenses	**3,260**
Net Other Income	**196,132**
Net Income	**(807,882)**

Vyrill, Inc
Income Statement
January - December 2022

	YTD 2022
Income	
4000 Revenue	-
4010 Subscription Revenue	40,811
4015 Additional Logins	505
Total 4000 Revenue	**41,315**
Total Income	**41,315**
Cost of Goods Sold	
5010 Hosted Servers & Bandwidth	(9,313)
5030 Cost of Professional Services	39,101
5040 Payroll Taxes on Professional Sevices	978
Total Cost of Goods Sold	**30,766**
Gross Profit	**10,549**
Expenses	
6000 Payroll Expenses	-
6110 Gross Salaries	500,294
6120 Bonus	963
6130 Sales Commission	16,000
6140 Payroll Taxes	41,842
6160 Worker's Compensation	522
6170 Health Insurance	25,658
6210 Payroll Fees	730
6230 Recruiting	6,231
Total 6000 Payroll Expenses	**592,240**
7200 Facilities	-
7210 Computer Supplies & SW	1,726
7211 Furniture <3k	331
7215 Email and Document Sharing	285
7225 Telephone & Internet Access	2,460
7240 Insurance Expense	1,979
7250 Rent	900
7265 Co-Working Space	2,691
7270 Office Supplies	314
7280 Postage and Delivery	291
Total 7200 Facilities	**10,977**
7300 Travel & Entertainment	-
7330 Ground Transportation	12,798
7340 Meals and Entertainment	14,515
7350 Parking	99
7360 Airfare	12,357
7370 Hotel	26,571
7385 Travel-Others	3,869
Total 7300 Travel & Entertainment	**70,210**
7400 Professional Fees	-

7410 Accounting Fees	8,526
7415 Tax Filing Fees	1,350
7420 Legal Fees	103,820
7430 409A Fees	1,750
7460 Software Development Services	44,040
7465 Website Development Services	50,057
7470 Other professional Fees	2,511
7480 Consultants & Contractors	303,689
7495 R&D - Contractors	378,544
Total 7400 Professional Fees	**894,286**
7500 Marketing	-
7510 Website	575
7520 Marketing Services	23,109
7550 Conferences & Seminars	15,683
7560 Promotional Material	2,782
7570 Marketing Contractor	57,920
Total 7500 Marketing	**100,068**
7600 Administrative Expenses	-
7610 Bank Service Charges	108
7630 Software Services	17,013
7640 Dues & Subscriptions	1,396
7660 Miscellaneous Expense	404
7690 Paypal Fees	3
7691 Gift Card	1,625
7692 Upwork Fees	713
7698 Shopify Fees	52
Total 7600 Administrative Expenses	**21,313**
7900 Depreciation Expense	1,105
7920 Interest Expense	153,212
Total Expenses	**1,843,411**
Net Operating Income	**(1,832,862)**
Other Income	
8050 Other Income	22,218
Total Other Income	**22,218**
Other Expenses	
9000 Other Expenses	-
9010 Interest expense (1% per annum)	368
9020 State Taxes	2,882
Total 9000 Other Expenses	**3,250**
Total Other Expenses	**3,250**
Net Other Income	**18,968**
Net Income	**(1,813,894)**